

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 15, 2017

Scott Dueser
Chief Executive Officer
First Financial Bankshares, Inc.
400 Pine Street
Abilene, TX 79601

> **Re:** **First Financial Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 9, 2017**
> **File No. 333-221437**

Dear Mr. Dueser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael G. Keeley, Esq.